UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

2023 Annual Report

Name of issuer:

Wildflower Management, Corp

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Utah

Date of organization:

April 27, 2022

Physical address of issuer:

1075 S 6800 E, Huntsville, UT 84317
USA

Website of issuer:

http://www.wildflowermanagement.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	34,607	8
Cash & Cash Equivalents	25,373	0
Accounts Receivable:	0	0
Short-term Debt:	0	30
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	92	0
Taxes Paid:	255	8
Net Income:	-572	-22

[20241106]

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis

or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate - operation industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the real estate - operation industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate - operation industry;
- growth of, and risks inherent in, the real estate - operation industry;

- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Wildflower Management, Corp shall include any joint venture in which Wildflower Management, Corp holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Wildflower Management, Corp.

"Company " means Wildflower Management, Corp.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Wildflower Management, Corp.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Common Stock of Wildflower Management, Corp.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Wildflower Management, Corp

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Yes, the Issuer failed to file the 2023 Annual Report by April 30, 2024, with more than

120 days having passed since the end of fiscal year 2023. The 2023 Annual Report was subsequently filed in November 2024.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Bridget Kilgrow   **Dates of Board Service:** April 2022

Principal Occupation:
- Owner of Mountain Pacific Group LLC.
- President of Wildflower Management, Corp

Business Experience:
Owner - Mountain Pacific Group LLC
January 2015 - present
The company specializes in the construction management of complex hillside foundations, and the real estate development of single-family, and multi-unit properties.

Bridget J. Meade-Kilgrow is a licensed realtor in the State of Utah # 9593217. Bridget primarily represents Mountain Pacific Group's acquisitions and sales. Bridget has been committed to the construction development, and the real estate sales industry for over thirty years.

President - Wildflower Management, Corp
April 2022 - present

Professional Qualifications
Bridget J. Meade-Kilgrow BA Business Communication, Colorado State University. Currently a licensed realtor in the State of Utah # 9593217. Bridget primarily represents Mountain Pacific Group's acquisitions and sales.

1994- 2022 Property Investor. Buying, improving ,and selling real estate properties in Utah and Southern California USA
1996 - 1999 Youth Director of the Starmakers performing Art Program, Riverton Utah USA.

2000- 2002, California Certified Crisis Counselor, Sexual Asualt Response Team, Valley Trauma Center, Van Nuys, California USA.

2002- 2004 Fost-Adoption Safe house provider for Inner Circle, Van Nuys, California USA.

2006- 2012 Licensed Realtor, Remax-All Pro, Top Sales Agent, in Palmdale, California USA.

2014- 2022 licenced realtor, Realtypath Platinum, Sandy Utah USA

2020- 2022 Founder, Director of the Wildflower Mountain Ranch, Mental Health Retreat, Eden Utah USA.

2022 - Founder, Wildflower Management Corp. Residential Treatment Center Real Estate Acquisition Group Huntsville, Utah USA

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

The two officers of the Company:

President - Bridget Kilgrow

Treasurer - Jeffrey Kilgrow

Please refer to Section 4 for the detailed profile and business experience of Bridget Kilgrow.

Please see below for the detailed profile and business experience of Jeffrey Kilgrow.

Name: Jeffrey R. Kilgrow	**Dates of Board Service:** April 2022

Principal Occupation:
- Owner of Mountain Pacific Group LLC.
- Treasurer of Wildflower Management, Corp

Business Experience:

Owner - Mountain Pacific Group LLC

January 2015 - present

This company specializes in the construction management of complex hillside foundations, and the real estate development of single-family, and multi-unit properties. Jeffrey started out studying Architecture at Woodbury University while working several jobs to get his start in his construction development career.'

Treasurer - Wildflower Management Corp,

April 2022 - Present

Professional Qualifications

Jeffrey R. Kilgrow is a general contractor in the State of Utah. Mountain Pacific Group, LLC# 11633670-5501 Classification(s): B100 - General Building. E100 - General Engineering.

1986 - 1988 - Service Mission. Edinburgh, Scotland

1988 - 1993 - Lang Construction, Woodland Hills, California USA

1988 - 1993 - Structural Draftsman, Ferrall Miles Construction, Van Nuys, California USA.

1988 - 1993 - Architectural Draftsman, William Read Architecture, West Lake, California USA

1989 - 1993 - Structural Draftsman, Rudy Quintinar and Associates. Van Nuys, California USA.

1993 - 1998 - Construction Crew Leader, Bob Edmunds Siding Co. South Jordan, Utah

1998 - 2000 - Owner, Castle Rock Construction, Riverton Utah, USA

2000 - 2004 - Project Superintendent ,GDW Construction, Los Angeles, California USA.

2004 - 2015 - Project Manager/Senior Executive, D&D Construction Specialities, Sun Valley CA.

2015 - Current - Mountain Pacific Group, LLC Owner

2020 - Current - Wildflower Mountain Ranch Inc. Founder, 501c3, Residential Retreat Ranch

2022 - Current - Wildflower Management Corp. Residential Treatment Real Estate Acquisitions.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jeffrey Kilgrow	500 shares Common Stock	50%

Bridget Kilgrow	500 shares Common Stock	50%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Common Stock	100,000	1,000	YES	NO
Non-Voting Common Stock	100,000	250	NO	NO

Non-Voting Common Stocks have 1/20 of the economic rights of Voting Common Stock and have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Common Stock, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.


Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.


[20241106]

Valuation of Our Non-Voting Common Stock

We use a Price/Earnings ("P/E") ratio and the expected Earnings Per Share (EPS) of Wildflower Management, Corp in 2025 to determine the value of the Non-Voting Common Stock issued in this offering. The Board of Directors believes that a P/E multiple is a straightforward, widely used, and reasonable valuation method. However, investors should be aware that this valuation of our Common Stock is conducted without an independent third-party valuation specialist.

The P/E ratio is calculated by dividing the stock's price per share by its earnings per share. In our case, the Earnings Per Share represents the company's total earnings divided by the adjusted total number of shares.

Currently, we have issued 250 shares of Non-Voting Common Stock as part of the Regulation Crowdfunding Offering in 2023. Non-Voting Common Stocks carry 1/20 of the economic rights of Voting Common Stock, so the adjusted total number of shares is calculated as 20 times the total number of outstanding Voting Common Stock shares:

Adjusted Total Number Of Shares = Total Voting Common Stock Outstanding x 20 + Total Non-voting Common Stock Outstanding

$$= 1,000 \times 20 + 250$$
$$= 20,250$$

Expected Earnings Per Share ("EPS") of Wildflower Management, Corp in 2025

Wildflower Management, Corp. has developed a focused approach for expanding our campus facilities to increase capacity at Wildflower Mountain Ranch Inc. To value the securities in this offering, we base our EPS calculation on a projected net profit of $182,650 for the fiscal year 2025, with the following assumptions:

- **Campus Expansion for Capacity Increase:** Wildflower Management, Corp. will fund the expansion of the existing campus by acquiring 6 acres of land surrounding the current facility. This additional land will allow for increased capacity, expanding from 10 to approximately 30 residents housed in bungalows configured in groups of four. The expansion will include the construction of new bungalows and specialized therapy facilities, providing dedicated spaces for therapeutic activities and residential needs. These enhancements will support a higher rental income from Wildflower Mountain Ranch Inc., meeting the growing demand for WMR's services.

- **Projected Rental Income**: Wildflower Mountain Ranch Inc., as the tenant, will pay monthly lease payments based on expanded capacity, with anticipated total monthly revenue increasing to approximately $80,000.

- **Depreciation and Capital Costs**: The new campus facilities will be depreciated using the Straight Line Method over a 30-year useful life with no salvage value.

- **Financing Structure**: The campus expansion is financed by a mix of investor capital and bank loans, with a 5% average interest rate over a 30-year term.

Expected Earning Per Share in 2025 = Projected Net Profit In 2025 / Adjusted Total Number Of Shares

$$= \$182,650 / 20,250 = \$9.02$$

Choice of Price/Earnings ("P/E") Ratio for Our Valuation

As of October 25, 2024, the five-year average P/E ratio for representative stocks in the real estate industry listed on the Standard & Poor's 500 Index was 39.53. **To apply a conservative approach to our valuation, we are using a lower benchmark of <u>27.22</u>**, which is two standard deviations below this average. This figure serves as our benchmark for valuing the Non-Voting Common Stock of Wildflower Management, Corp.

25 October 2024 · P/E Ratio: **39.93** · Last Periods metrics

Period	Average P/E (μ)	Std Dev (σ)	Range		Deviation vs μ
			Std Dev Range [μ-2σ · μ-σ , μ+σ · μ+2σ]	vs Current P/E (39.93)	
Last 1Y	34.11	1.78	[30.55 · 32.33 , 35.88 · 37.66]		+3.27 σ
Last 2Y	32.26	2.54	[27.18 · 29.72 , 34.79 · 37.33]		+3.02 σ
Last 3Y	34.21	3.36	[27.48 · 30.84 , 37.57 · 40.94]		+1.70 σ
Last 4Y	38.06	6.39	[25.29 · 31.68 , 44.45 · 50.84]		+0.29 σ
Last 5Y	39.53	6.16	[27.22 · 33.38 , 45.69 · 51.85]		+0.06 σ
Last 6Y	39.52	5.37	[28.78 · 34.15 , 44.89 · 50.26]		+0.08 σ
Last 7Y	39.07	4.81	[29.45 · 34.26 , 43.88 · 48.68]		+0.18 σ
Last 8Y	38.54	4.24	[30.07 · 34.30 , 42.78 · 47.02]		+0.33 σ
Last 9Y	38.20	3.90	[30.41 · 34.30 , 42.10 · 45.99]		+0.44 σ
Last 10Y	37.99	3.73	[30.52 · 34.25 , 41.72 · 45.46]		+0.52 σ

The Average P/E (μ) and Standard Deviation (σ) are calculated by excluding 20% outliers (i.e., excluding the top 10% and bottom 10% of observations from the dataset).

Based on the analysis presented above, the valuation of our Non-Voting Common Stock is as follows:

Price / EPS = 27.22
Price / $9.02 = 27.22
Price = $9.02 x 27.22
Price = $245.52

Considering that the securities offered are Non-Voting Common Stock and that the Company is in an early stage without liquidity, we apply a 20% discount to this valuation, resulting in an offering price of:

$245.52 x (1-20%) = $196

Offering Price of each Non-Voting Common Stock = $196

This implies the pre-money valuation of Wildflower Management Corp as follows:

$196 x Adjusted Total Number Of Shares = $196 x 20,250 = $3,969,000

Methods for how the securities may be valued by the issuer in the future:
The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

Methods for how the securities may be valued by the issuer in the future: We may apply the following valuation methods for the future valuation of our common stock or securities to be issued:

1. Price/Earnings Ratio of companies in the real estate - operation industry or companies that is similar and comparable to us.
2. Book value of the Company if the Company has acquired significant real estate assets.
3. Recent comparable financings of companies similar and comparable to ours.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Non-Voting Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Non-Voting Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2022-11-08	Regulation Crowdfunding	Non-Voting Common Stock	$25,000	● Insurance Cost ● Utilities ● Repairs & Maintenance ● Marketing ● Working Capital	Finished

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

Wildflower Management, Corp and Wildflower Mountain Ranch Inc

According to the Issuer's business plan, Wildflower Management, Corp. will lease the expanded treatment campus and facilities to Wildflower Mountain Ranch Inc. Consequently, Wildflower Management, Corp. will generate substantially all of its revenue from the rent and property management fees paid by Wildflower Mountain Ranch Inc.

Both Wildflower Management, Corp. and Wildflower Mountain Ranch Inc. are owned by Bridget Kilgrow and Jeff Kilgrow. The shareholding structures of the two companies, along with the proposed transactions between them, are described as follows:


Bridget Kilgrow
Jeff Kilgrow
50%
50%
Bridget Kilgrow
Jeff Kilgrow
50%
50%
Wildflower Management, Corp
the Issuer
for-profit
Property Lease & Management
Rental & Property Management Income
Wildflower Mountain Ranch Inc
501(c)(3) organization
non-profit
Investors in this Offering

Interest free loan to Wildflower Mountain Ranch, Inc.

During the year Wildflower Management, Corp has given an Interest free loan to Wildflower Mountain Ranch, Inc. Loan balance as on December 31, 2023 is $9,000.

Ownership of Campus Properties

2841 N Nordic Valley Dr, Eden, UT 84310 is the current location of the treatment center campus, owned by Bridget and Jeff, and leased to Wildflower Mountain Ranch Inc. The funds raised from this offering will be used to acquire an additional 6 acres of land surrounding the existing campus. This expansion will support the construction of new facilities tailored to the therapeutic needs of Wildflower Mountain Ranch Inc. Wildflower Mountain Ranch Inc. will pay rent and property management fees to Wildflower Management, Corp. for the additional facilities constructed on the expanded premises.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Wildflower Management, Corp was incorporated in April 2022 and therefore has a very limited operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation

Wildflower Management, Corp. was not actively operational in 2022 and 2023, as the Company focused on its initial setup, securing financing for property development, and preparing for future operations. Consequently, no revenue was generated during these periods as the Company was in the pre-operational phase.

In 2023, Wildflower Management, Corp. reported no revenue, as operations had not yet commenced. The Company incurred a small Cost of Goods Sold (COGS) of $92, reflecting initial property management-related expenses. As a result, gross profit for 2023 was negative at $(92), representing preliminary costs without corresponding revenue.

Operating expenses in 2023 totaled $705, which included bank charges of $30, repairs and maintenance costs of $444, and utilities expenses of $231. These expenses reflect the groundwork required to prepare the campus for future operational activities. Due to the lack of revenue, the Company recorded an operating loss of $(797) in 2023. A deferred tax income of $225 helped to offset this loss, resulting in a net loss of $(572) for the year.

In 2022, Wildflower Management, Corp. also focused on initial setup activities and did not generate revenue. Operating expenses were minimal, totaling $30, mainly from bank charges, resulting in an operating loss of $(30). A deferred tax income of $8 reduced the net loss to $(22) for 2022.

In 2024, which is not reflected in the financial statements for 2023 and 2022, Wildflower Management, Corp. began revenue-generating operations, achieving a current monthly revenue of approximately $80,000. This revenue reflects the start of active property management and leasing activities as the Company supports Wildflower Mountain Ranch Inc. with expanded campus facilities. This shift to revenue-generating operations marks a significant milestone and positions the Company for growth in future periods, as it now benefits from both rental income and property management fees.

Cash flows

For the year ended December 31, 2023, Wildflower Management, Corp. reported a net loss of $(572), compared to a net loss of $(22) in 2022. Cash flow from operating activities reflected a net outflow of $(9,827), largely due to an increase in current assets of $(9,225) and a slight decrease in current liabilities of $(30). In 2022, operating activities had no significant cash impact, as the Company was still in its initial setup phase.

There were no cash flows related to investing activities in either 2023 or 2022, as Wildflower Management, Corp. had yet to acquire significant property or equipment during these periods.

Cash flow from financing activities in 2023 amounted to $35,200, arising from capital contributions received, with no comparable cash flow in 2022. As a result of these financing inflows, the net increase in cash and cash equivalents for 2023 was $25,373, resulting in a year-end cash balance of $25,373. In 2022, the cash and cash equivalents balance remained at zero, consistent with the limited operational and financing activities during that period.

In 2024, Wildflower Management, Corp. transitioned to revenue-generating operations, establishing cash flow from property management and leasing activities with a current monthly revenue of approximately $80,000. This revenue stream provides steady cash inflow, supporting ongoing operational expenses and growth initiatives, and marks a significant shift from the setup and preparation phases of previous years. This transition strengthens the Company's financial position, allowing it to reinvest in campus expansion and support strategic objectives aligned with long-term growth.

Our historical results and cash flows are not representative of what investors should expect in the future, as the Company has now entered its active operational phase.

Liquidity and Capital Resources

As of December 31, 2023, Wildflower Management, Corp. reported total assets of $34,607, a notable increase from $8 in 2022. This growth was primarily due to an increase in cash and cash equivalents, which reached $25,373 by year-end, reflecting capital contributions and the Company's preparatory activities for operational launch. Current assets consisted entirely of cash and cash equivalents, while non-current assets included a deferred tax asset of $234 and a $9,000 loan extended to Wildflower Mountain Ranch Inc.

Total liabilities for 2023 were zero, as the Company settled its $30 trade payable from the prior year. This reduction in current liabilities resulted in a simplified balance sheet with no outstanding obligations at the end of 2023.

Stockholders' equity, or stockholders' funds, increased significantly in 2023 to $34,607, up from $(22) in 2022. This increase was mainly driven by common stock and additional paid-in capital contributions totaling $35,200, partially offset by a retained earnings deficit of $(593). The accumulated deficit reflects net losses incurred during the early stages of operations but is expected to improve with the commencement of revenue-generating activities in 2024.

As of year-end 2023, total assets and stockholders' equity were balanced at $34,607, positioning Wildflower Management, Corp. for continued growth as it shifts to active operations. With revenue streams now established through property management and leasing activities, the Company is well-prepared to support its long-term objectives and deliver on its mission of expanding therapeutic residential facilities for Wildflower Mountain Ranch Inc.

Outlook

The Company expects to fund its operations and capital expenditure requirements through a combination of operating cash flows, cash and cash equivalents, proceeds from this offering, and available credit facilities. To support continued growth and the expansion of our campus, we may also seek additional funding through public or private equity offerings or debt financings. However, there can be no assurance that such funding will be available on favorable terms or at all.

Given the Company's business model, unforeseen events or new business developments may arise, potentially requiring additional funding to support further expansion or adapt to changing market demands. While we remain optimistic about our prospects, there can be no guarantees regarding future business opportunities or their outcomes, and any substantial new initiatives would likely necessitate additional financing.

In 2024, the Company began generating revenue, with current monthly income of approximately $80,000 from Wildflower Mountain Ranch Inc. This revenue marks a key milestone, positioning Wildflower Management, Corp. for steady growth as it leases and manages properties for Wildflower Mountain Ranch Inc. As the Company moves forward with the planned campus expansion, including the acquisition of additional land and new construction to increase resident capacity, we expect a positive impact on financial performance in the coming years. While we are encouraged by this growth trajectory, investors should be aware that historical results may not accurately predict future performance or cash flows due to the evolving nature of the business and market conditions.

The Company is seeking a minimum of $50,960 in this offering, which would enhance its liquidity and strengthen the balance sheet. While these funds, along with any additional capital raised, would support operational and strategic initiatives, they are not essential for the business's viability over the next 12 months. We believe that the Company's existing cash reserves, combined with the proceeds from this offering, will be sufficient to finance operations through the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?

No

(ii) involving the making of any false filing with the Commission?

No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer,

municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.wildflowermanagement.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bridget Kilgrow

[Signature Code: VCrsgREB2VC4tGXGP3XiTWbe3HTZx8_9LJC6f9Cqu6WJWGsvXnxDUES0hG_Jbwr7GSXJ25-hfao1SkiVRZ_CEtv4-PZo80dhCbM5xdEabGFuDSex1RC2bw]

Bridget Kilgrow
President
Wildflower Management, Corp
Date: 7 Nov 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Executive Summary

Wildflower Management, Corp. is a real estate investment and management company that acquires and manages properties leased to **Wildflower Mountain Ranch Inc. (WMR)**, a nonprofit organization offering therapeutic treatment to young girls with mental health challenges. Our approach combines a socially impactful mission with stable, long-term returns, ensuring that each property is purpose-built to support WMR's programs and provide a safe, nurturing environment for residents.

This business plan details our strategic vision, operational model, financial projections, and investment structure. Through an expansion of our existing campus, we aim to increase WMR's capacity to serve more residents, creating a cohesive, village-style therapeutic environment that meets growing demand while generating reliable rental and property management income.

Mission and Vision

Wildflower Management, Corp. is dedicated to providing long-term real estate solutions that enable **Wildflower Mountain Ranch Inc.** to deliver high-quality mental health treatment for young girls in a stable, nurturing environment. By focusing on the expansion of the current campus, we ensure that each resident benefits from a well-supported setting tailored to their therapeutic needs.

Mission:
To secure and manage residential real estate that allows Wildflower Mountain Ranch Inc. to provide exceptional therapeutic care in a safe, purpose-built environment.

Vision:
To be the leading real estate partner in the therapeutic residential sector, offering sustainable housing solutions that support both our investors and the young residents served by Wildflower Mountain Ranch Inc.

Company Overview

Founded in April 2022, **Wildflower Management, Corp.** was established to meet the demand for specialized residential real estate tailored to the needs of therapeutic care providers. We lease our properties exclusively to **Wildflower Mountain Ranch Inc. (WMR)**, an organization that provides trauma-informed care, animal-assisted therapies, and family counseling to adolescent girls with complex mental health challenges. Our real estate model directly supports WMR's treatment programs, which include equine therapy, group therapy, life skills training, and family support services.

About Wildflower Mountain Ranch Inc.:
WMR offers a unique, specialized approach to mental health treatment for young girls, incorporating trauma-informed care, animal therapy, and individualized family support. The organization's treatment model includes equine therapy, family counseling, and mentoring, creating a nurturing, inclusive community for residents and their families. As a nonprofit

organization, WMR partners with adoption assistance programs to support post-adoptive families, many of whom face unique challenges with trauma and mental health.

Long-Term Goals for WMR:
Currently operating with a capacity for 10 residents, WMR is seeking to expand its campus to serve an additional 16-20 young girls, filling an urgent need for specialized mental health treatment options. This expansion will allow WMR to continue providing its high-impact therapeutic programs, ensuring each resident has access to supportive services within a community-oriented setting.

Expansion Strategy: Barndominium / Equestrian Therapy Campus

To meet the increasing demand for WMR's services, Wildflower Management, Corp. is embarking on a comprehensive campus expansion project that will significantly increase the facility's capacity. This expansion will involve acquiring **6 acres of land** surrounding the existing campus and constructing new buildings designed to support therapeutic needs. The goal is to create a more extensive, all-inclusive campus where therapeutic programs and daily living can occur seamlessly in one location.

Project Highlights:

- **Land Acquisition and Construction**: The expansion project includes the purchase of 6 acres of land surrounding the campus at an estimated cost of $400,000. This additional land will allow for the development of specialized facilities tailored to the unique needs of WMR's residents.

- **Increased Resident Capacity**: From the current 10 residents, the expanded campus will be able to support up to 30 young girls. The additional capacity will be structured as bungalows with each unit housing a group of four residents, enabling WMR to maintain small-group treatment while providing more individualized attention.

- **Therapeutic and Recreational Facilities**: The expanded campus will feature purpose-built facilities for equine therapy, family and group counseling, and recreational activities. At the center of this expansion will be a specialized "barndominium" complex designed and built by Roper Buildings. This multipurpose structure will provide housing and dedicated spaces for therapy animals, supporting WMR's animal-assisted therapy programs.

- **Flexible Group Living Environment**: The bungalows are designed to foster a family-style environment, encouraging social interactions and a sense of belonging. This setup also supports group therapy and life skills training, which are integral parts of WMR's treatment approach.

- **Estimated Costs and Timeline**: Cost estimates for land development, building construction, and outfitting of the facilities will be finalized through discussions with WMR founders Jeff and Bridget Kilgrow. The phased construction plan allows for portions of the campus to be put into operation as soon as possible to meet immediate demand.

Investment Objective:

The goal of this offering is to bring investors together to raise sufficient capital for the purchase and development of land tailored to the needs of an existing tenant: **Wildflower Mountain Ranch Inc.** (WMR). WMR is a nonprofit organization committed to helping young girls improve their mental health through specialized care, including therapies such as equine/animal therapy, neurofeedback, trauma-informed care, and more. This funding will enable the construction of a specialized "barndominium" complex, which will provide space for therapy animals and support the girls' therapeutic needs. This strategic expansion allows Wildflower Management, Corp. to increase lease and property management revenue while meeting the urgent need for additional resident capacity.

Long-Term Vision for Campus Expansion:

Our goal is to create a fully integrated campus where Wildflower Mountain Ranch Inc. can continue delivering its specialized mental health services to a larger group of residents in need. The expanded campus will serve as a village-style setting, enabling WMR to offer holistic care within a structured, flexible environment. This investment will facilitate long-term growth for both Wildflower Management, Corp. and Wildflower Mountain Ranch Inc., ultimately contributing to positive, life-changing outcomes for each resident.

Business Model

Wildflower Management, Corp. generates revenue by leasing the expanded campus facilities to Wildflower Mountain Ranch Inc., creating a consistent and secure income stream. In addition to rental income, we also provide property management services for the campus, further enhancing revenue while supporting WMR's mission.

Revenue Structure:

- **Long-Term Leasing**: WMR is the sole tenant of Wildflower Management, Corp.'s properties, providing stable, long-term rental income.

- **Property Management Income**: In addition to rental income, Wildflower Management, Corp. will earn revenue by offering property management services, ensuring the campus operates smoothly and meets the needs of WMR's therapeutic programs.

- **Dividends and Capital Appreciation**: Investors receive regular dividends from rental and property management income, with additional benefits from potential capital appreciation as property values increase.

- **Enhanced Revenue Through Campus Expansion**: By expanding the current site, Wildflower Management, Corp. can increase its overall income, generating higher lease and property management payments from WMR as the resident capacity grows.

2025 Financial Projections:

- **Projected Lease and Property Management Income**: With the expanded capacity, WMR will make monthly lease payments and property management fees that align with the increased resident numbers. These payments are projected to grow based on the added value of the expanded campus facilities.

- **Operating Expenses**: Monthly expenses will cover insurance, utilities, and maintenance. The streamlined campus setup will minimize expenses compared to managing multiple properties, improving overall efficiency.

- **Depreciation**: The new campus structures will be depreciated on a Straight Line basis over 30 years, with no salvage value.

Market Analysis

U.S. Real Estate Market Overview:
The U.S. real estate market has experienced significant growth, with a 49.6% increase in median home prices from Q3 2014 to Q3 2024. In 2024, the Federal Reserve's anticipated reduction in interest rates is expected to stimulate real estate investment by lowering mortgage costs, creating favorable conditions for residential real estate expansion. This aligns with Wildflower Management, Corp.'s decision to invest in campus expansion, taking advantage of projected market stability.

Target Market and Demand for Therapeutic Residential Facilities:
Wildflower Management, Corp. operates in a niche within the residential real estate market, focusing on properties used for youth mental health treatment. As awareness of mental health challenges among adolescents grows, the demand for therapeutic residential facilities like WMR continues to increase. This expansion addresses the shortage of supportive housing options specifically tailored to mental health needs, allowing Wildflower Management, Corp. to provide value in a socially impactful and financially sustainable way.

Competitive Analysis:
Our model differentiates Wildflower Management, Corp. from traditional real estate investments. Unlike standard residential properties or REITs, we offer investors the chance to support a nonprofit organization focused on mental health treatment while enjoying stable returns. This blend of financial stability and social impact is unique, appealing to socially responsible investors.

Marketing Strategy

Our marketing efforts will focus on highlighting the dual benefits of investing with Wildflower Management, Corp., emphasizing both the financial returns and the opportunity to make a positive difference in youth mental health. Key components of the strategy include:

1. **Impact Messaging**: Promoting our role in expanding WMR's capacity to serve more residents will resonate with investors focused on social impact and community support.

2. **Educational Content**: We will provide materials detailing the advantages of real estate investments in the therapeutic sector, explaining how Wildflower Management, Corp. is different from conventional real estate investments.

3. **Investor Outreach and Crowdfunding**: We plan to leverage equity crowdfunding platforms to reach investors interested in lower investment thresholds, particularly those drawn to impactful investments.

4. **Strategic Partnerships**: By collaborating with mental health organizations and family therapy groups, we will build awareness of Wildflower Management, Corp. and promote investment opportunities within relevant communities.

Financial Assumptions and Projections

Our financial projections are based on conservative estimates, considering property expenses, loan interest rates, and development costs.

Key Financial Assumptions:

- **Property Expansion Costs**: Costs for the land acquisition, development, and barndominium construction are based on estimates from experienced builders, with final figures to be confirmed.

- **Loan Structure**: Financing for expansion will involve a mix of investor capital and bank loans, ensuring manageable monthly payments.

- **Operating Expenses**: Monthly expenses for each bungalow include insurance, utilities, and repairs, streamlined through a campus setup.

Appendix B - RISK FACTORS

Our business and results of operations are affected by the performance of the property market in Utah and the US.

Our investment properties will be located in Utah. Any downturn or stagnation in these markets could adversely affect our financial performance. Fluctuations in demand, property values, or rental rates in Utah may impact our asset values, particularly as we expand the campus and rely on stable occupancy rates for sustainable rental income. Any adverse changes in the Utah or US real estate markets could have a material impact on our financial position.

We are highly dependent on rental and property management income from our tenant, Wildflower Mountain Ranch Inc.

Our business relies significantly on the rental income and property management fees generated from leasing and managing properties for Wildflower Mountain Ranch Inc. (WMR). We face risks associated with the leasing and management of these residential properties, including changes in market rental levels, competition for tenants, and the possibility of non-payment or delayed payments from WMR. As WMR is our primary tenant, any disruptions in their operations or inability to meet their financial obligations could severely impact our revenue. Additionally, we may face challenges in renegotiating or renewing lease agreements with WMR on favorable terms upon the expiration of existing leases. A downturn in the rental or property management markets, or any adverse developments related to WMR, may have a significant impact on our occupancy rates and income, potentially affecting our business, results of operations, and financial condition.

Properties held for rental and management purposes will require regular renovations, repairs, and tenant turnover management.

Our properties will require ongoing maintenance, repairs, and periodic renovations to maintain their appeal and functionality for WMR's therapeutic needs. If we are unable to perform these renovations and repairs efficiently or if unexpected maintenance needs arise, our financial results could be adversely affected. The need for tenant turnover management may lead to vacancies and reduced income during periods of re-letting, which could impact our revenue stream and increase our operational costs.

We may not be able to obtain adequate funding or capital on commercially favorable terms for campus expansion or future development projects.

Real estate investment and development are capital-intensive activities. Our campus expansion project and any additional developments require substantial capital investment, typically funded through operating cash flows, bank loans, and proceeds from securities offerings. However, we cannot guarantee that these funding sources will be sufficient or that additional financing will be available on favorable terms, or at all. Our ability to secure financing for expansion and development depends on various factors beyond our control, including market conditions and interest rates. Without sufficient financing, our ability to execute on growth strategies and enhance our investment portfolio may be limited, potentially affecting our competitive position and growth prospects.

We are subject to certain restrictive covenants and risks associated with debt financing, which may limit or otherwise adversely affect our operations.

Debt financing involves restrictive covenants that may limit our operational flexibility. For properties under mortgage, entering into lease agreements may be subject to lender consent, which could impose restrictions on rental rates, lease duration, or other terms. Failure to obtain lender consent, or the imposition of unfavorable restrictions, could adversely affect our ability to lease properties on favorable terms. Additionally, increased debt obligations and restrictive covenants may limit our ability to respond to market changes or pursue new opportunities, potentially affecting our financial condition and growth prospects.

Our long-term investment strategy in campus expansion may not generate adequate returns.

Our properties are held primarily for long-term investment, with returns dependent on a mix of rental income, property management fees, and capital appreciation. Effective long-term management and maintenance are crucial for maximizing yields and preserving the value of our properties. Market conditions and changes in property values, rental rates, or tenant demand could impact our revenue potential and the eventual resale value of our properties. If the investment returns from our expanded campus do not meet expectations, or if operational costs increase unexpectedly, our financial condition, results of operations, and future prospects could be adversely affected.

Changes in interest rates may impact our profitability and results of operations.

Our financing costs and overall profitability are sensitive to changes in interest rates. Rising interest rates may increase our debt service obligations, making it more expensive to finance property acquisitions and development projects. Additionally, changes in interest rates may affect property values and investment demand. If we are unable to mitigate the impact of rising interest rates, our business, financial condition, and results of operations could be materially and adversely affected.

We may face significant risks if we fail to fulfill our debt obligations, including the risk of foreclosure.

Failure to meet our financing obligations could result in default, leading to potential foreclosure actions and the loss of our properties. A default on mortgage or other debt obligations could damage our reputation, limit our ability to secure future financing, and have a material adverse effect on our business. Foreclosure actions initiated by lenders could result in the loss of properties securing the debt, negatively impacting our financial position and growth potential.

We may not generate sufficient cash flow to cover our operating expenses and service debt obligations.

Our ability to generate sufficient cash flow depends on the performance of our properties and our success in attracting and retaining WMR as a tenant. Changes in economic conditions, interest rates, or market demand may impact our revenue generation. Insufficient cash flow could force us to adopt alternative strategies, such as reducing capital expenditures, disposing of assets, restructuring debt, or seeking additional equity financing. These strategies may not be viable or may have adverse effects on our business and financial performance.

Our insurance may not cover all potential losses and claims.

Our insurance policies may not fully cover all potential damages or liabilities related to our properties or operations. Certain risks, such as those associated with natural disasters, business interruptions, or civil disturbances, may not be covered or may be insufficiently covered under our current policies. If significant losses or liabilities arise that are not covered by insurance, we may lack the funds to cover these expenses, potentially affecting our financial stability and ability to maintain operations.

Risks Related to Wildflower Mountain Ranch Inc.

Our revenue is highly dependent on rents and property management fees from Wildflower Mountain Ranch Inc., and any operational difficulties faced by WMR may adversely affect our financial results.

Wildflower Management, Corp. derives the majority of its revenue from rent and property management fees paid by Wildflower Mountain Ranch Inc. If WMR encounters operational or financial difficulties, or if demand for its services declines, our revenue and profitability could be significantly impacted. Our dependence on WMR makes us particularly vulnerable to challenges related to WMR's business, including changes in community perception, demographic trends, and competition in the therapeutic residential sector. Failure of WMR to operate successfully would likely result in reduced occupancy rates, lower rental income, and decreased property management fees, materially impacting our financial condition and results.

Our business may suffer if Wildflower Mountain Ranch Inc. is unable to attract and retain qualified mental health professionals and administrators.

The success of WMR depends on its ability to recruit and retain qualified clinical mental health counselors, therapists, and administrators. A shortage of qualified professionals or high turnover rates may limit WMR's ability to provide high-quality therapeutic services, which could impact the occupancy rate and revenue potential of our properties. Competition for mental health professionals is intense, and WMR may struggle to compete on compensation, reputation, and facility quality, impacting its operational effectiveness and, in turn, our financial results.

If Wildflower Mountain Ranch Inc. loses its 501(c)(3) charity status, it may lose access to essential federal grants, which could adversely impact our revenue.

Wildflower Mountain Ranch Inc. is a 501(c)(3) nonprofit organization eligible for federal grants, which are essential for funding its mental health services. If WMR fails to maintain its 501(c)(3) status, it would lose eligibility for these grants, potentially jeopardizing its financial stability. As Wildflower Management, Corp. relies on revenue from WMR, any loss of grant funding could have adverse financial consequences for WMR and,

consequently, for our revenue and profitability.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

WILDFLOWER MANAGEMENT, CORP

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include**

holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Wildflower Management, Corp, a company organized and existing under the laws of the State of Utah ("Wildflower Management, Corp" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Wildflower Management, Corp has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Non-Voting Common Stock of Wildflower Management, Corp (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Wildflower Management, Corp hereby issues to the Subscriber, and the Subscriber hereby subscribes from Wildflower Management, Corp **[Shares Subscripted] Shares**, at a Per Share Price equal to **$196.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Wildflower Management, Corp as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Wildflower Management, Corp a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Wildflower Management, Corp and such decision is based upon a review of the Form C which has been filed by Wildflower Management, Corp with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Wildflower Management, Corp in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Wildflower Management, Corp;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Wildflower Management, Corp or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Wildflower Management, Corp;

d. Wildflower Management, Corp is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Wildflower Management, Corp from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Wildflower Management, Corp and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Wildflower Management, Corp in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Wildflower Management, Corp in connection therewith;

f. the Subscriber acknowledges that Wildflower Management, Corp has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Wildflower Management, Corp shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Wildflower Management, Corp is not in any way responsible) for compliance with:

     (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

     (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Wildflower Management, Corp (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Wildflower Management is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Wildflower Management is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Wildflower Management, Corp and depends on the advice of its legal and financial advisors and agrees that Wildflower Management, Corp will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Wildflower Management, Corp; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Wildflower Management, Corp. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Wildflower Management, Corp and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Wildflower Management, Corp to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Wildflower Management, Corp shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Bridget Kilgrow

_____

Name: Bridget Kilgrow
Title: President
Wildflower Management, Corp

Appendix D - FINANCIAL STATEMENTS

Wildflower Management Corp
Years Ended December 31, 2023 and 2022
With Independent Accountant's Review Report

Wildflower Management Corp	
Financial Statements	
Years Ended December 31, 2023 and 2022	

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
Wildflower Management Corp

I have reviewed the accompanying financial statements of Wildflower Management Corp, which comprise the Balance Sheets as of December 31, 2023 and 2022, the related statements of income, changes in Equity, Cash flows for the years then ended and the related notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, October 11, 2024

Wildflower Management Corp

Balance sheet (Unaudited)

	As on December 31, 2023	2022
Assets		
Current assets:		
Cash and cash equivalents	25,373	-
Total Current Asset	**$ 25,373**	**$ -**
Non-Current Asset :		
Deferred tax Asset	234	8
Loan to Wildflower Mtn Ranch,Inc	9,000	-
Total Non-Current Asset	**$ 9,234**	**$ 8**
Total Assets	**$ 34,607**	**$ 8**
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade Payables/Other Liabilities	-	30
Total current liabilities	**$ -**	**$ 30**
Total Liabilities	**$ -**	**$ 30**
Stockholders' Fund		
Common Stock & Additional Paid in Capital	35,200	-
Retained Earnings/(Deficit)	(593)	(22)
Total Stockholders' Fund	**$ 34,607**	**$ (22)**
Total liabilities and stockholders' Fund	**$ 34,607**	**$ 8**

See Independent Accountant's Review Report

Wildflower Management Corp

Statement of Operation (Unaudited)

	For the year Ended December 31,	
	2023	**2022**
Sales	-	-
Total Revenue	**$ -**	**$ -**
Costs of Good Sold	92	-
Total Cost of Goods Sold	**92**	-
Gross Profit	**$ (92)**	**$ -**
Expenses:		
Bank Charges	30	30
Repairs & Maintenance	444	-
Utilities	231	-
Total operating expenses	**$ 705**	**$ 30**
Operating Profit	**$ (797)**	**$ (30)**
Other Income/(Loss):		
Deferred Tax	$ 225	$ 8
Net Profit/ (Loss)	**$ (572)**	**$ (22)**

See Independent Accountant's Review Report

Wildflower Management Corp

Statements of Cash Flows (Unaudited)

	For the year Ended December 31,	
	2023	2022
Operating activities		
Net income	(572)	(22)
(Increase)/Decrease in Current Asset	(9,225)	(8)
Increase/(Decrease) in Current Liabilities	(30)	30
Net cash Generated/(used) by operating activities	**(9,827)**	–
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Net Proceeds from capital contribution/(distribution)	35,200	-
Net cash from financing activities	**35,200**	-
Net (decrease)/increase in cash and cash equivalents	25,373	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ 25,373	$ -

See Independent Accountant's Review Report

Wildflower Management Corp

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Preferred Stock	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2022	-	-	(22)	(22)
Additional Paid in Capital/(Capital Distribution)	35,200	-	-	35,200
Less: Net Profit/(Loss)	-		(572)	(572)
Balance at December 31, 2023	$ 35,200	$ -	$ (593)	$ 34,607

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Wildflower Management Corp ("the Company") is a real estate holdings company that builds to suite residential treatment centers and program facilities for disadvantaged youth programs. Including, Wildflower Mountain Ranch Residential Treatment for girls, a 501c3 organization.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily Balance in Bank and Cash in Hand.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
Wildflower Management Corp ("the Company") and Wildflower Mountain Ranch, Inc have common Director(s).
During the year the company has given an Interest free loan to Wildflower Mountain Ranch, Inc. Loan balance as on December 31, 2023 is $9,000

3. Income Tax Expenses
The deferred tax has been calculated on Net Operating Losses duirng the Accounting Period at the estimated tax rate of 28.25% (i.e. 21% for Federal and 7.25% for

4. Commitments and Contingencies
As on the date of issuance of financials, Oct 11, 2024, the company has no commitments or contingencies.

5. Subsequent Events
Management has evaluated subsequent events through Oct 11, 2024, which is the date the financial statement was available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.   7